news release

Zi Corporation Announces Date for 2006 AGM

CALGARY, AB, December 08, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, announced today that its Annual General Meeting of holders of common shares will be held on Friday, December 22, at 10:00 a.m. Calgary Time. The meeting will be held at the Petroleum Club, 319 5th Ave SW, Calgary, Alberta, and all persons registered as holders of common shares at the close of business on November 20 are invited to attend.

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

For more information:

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions